Exhibit 99.1

QUARTZ MOUNTAIN PURCHASES BC MINERAL CLAIMS

June 10, 2021 Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") (TSX-V: QZM: OTCBB: QZMRF) announces that it has entered into a mineral claims purchase agreement to purchase nine mineral claims located near Houston, British Columbia for CAD$105,000 in cash and 1,000,000 shares in the capital of the Company, subject to TSX Venture Exchange approval.

The claims are subject to a 2.5% NSR which can be bought-down to 1% for $1.5 million. There are no required work commitments for these claims as the transaction is not an option, however material exploration of this acquisition will need to await a financing which the Company will seek going forward.

For further details, contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Leonie Tomlinson
Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. These statements include expectations about the likelihood of completing the private placement and share consolidation and the ability of the Company to secure regulatory acceptance for the private placement and share consolidation. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.